SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34989

iSoftStone Holdings Limited

Building 16, Dong Qu,

10 Xibeiwang Dong Lu, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 25, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Cheng Zhang
Name:	Cheng Zhang
Title:	Acting Chief Financial Officer

Date: August 26, 2014

Exhibit 99.1

iSoftStone Announces Shareholders Vote to Approve Going Private Transaction

BEIJING, China, August 25, 2014 — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider in the People’s Republic of China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “merger agreement”) dated April 18, 2014 by and among New iSoftStone Holdings Limited (“Parent”), New iSoftStone Acquisition Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “merger”), and to authorize and approve any and all transactions contemplated by the merger agreement, including the merger.

Immediately after the completion of the merger, Parent will be beneficially owned by Mr. Tianwen Liu, the Chairman and Chief Executive Officer of the Company, funds managed by China Everbright Investment Management Limited and certain other management members and shareholders of the Company and their respective affiliates.

Approximately 67.6% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 84.1% were voted in favor of the proposal to authorize and approve the merger agreement and any and all transactions contemplated by the merger agreement, including the merger. A two-thirds majority of the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the merger.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, the Company will become a privately held company and its American depositary shares will no longer be listed on the New York Stock Exchange.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed merger; management plans relating to the merger; the expected timing of the completion of the merger; the parties’ ability to complete the merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

iSoftStone Holdings Limited

Mr. Charles Zhang

Acting Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

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